EXHIBIT 12.1

FEDERAL EXPRESS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended August 31,		Year Ended May 31,
	2004	2003	2004	2003	2002	2001	2000

Earnings:
Income before income taxes	$273	$25	$541	$689	$703	$786	$843
Add back:
Interest expense, net of capitalized interest	20	1	64	57	74	75	82
Amortization of debt issuance costs	—	—	—	—	1	1	1
Portion of rent expense representative of interest factor	146	144	583	599	594	563	575

Earnings as adjusted	$439	$170	$1,188	$1,345	$1,372	$1,425	$1,501

Fixed Charges:
Interest expense, net of capitalized interest	$20	$1	$64	$57	$74	$75	$82
Capitalized interest	2	2	7	13	23	23	30
Amortization of debt issuance costs	—	—	—	—	1	1	1
Portion of rent expense representative of interest factor	146	144	583	599	594	563	575

	$168	$147	$654	$669	$692	$662	$688

Ratio of Earnings to Fixed Charges	2.6	1.1	1.8	2.0	2.0	2.2	2.2